

Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **July 30, 2004**

ARCHER DANIELS MIDLAND REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Decatur, IL — July 30, 2004 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the year ended June 30, 2004 increased 10% to $ 495 million - $ .76 per share compared to $ 451 million - $ .70 per share last year.**

► **Segment operating profit for the year ended June 30, 2004 increased 55% to a record level of $ 1.56 billion.**

► **Results for the quarter ended June 30, 2004 were a loss of $ 103 million – ($ .16) per share including a $ 400 million ($ 252 million after tax – ($ .39) per share) charge related to the fructose litigation settlement compared to profits last year of $ 95 million - $ .15 per share.**

► **Segment operating profit for the quarter increased to $ 268 million from $ 230 million last year.**

- Oilseed Processing recorded a loss as Chinese contract defaults impacted global oilseed markets.
- Corn Processing profits increased on improved Bioproducts results.
- Agricultural Services continued its strong performance.
- Other segment operating profits increased as Wheat Processing, Cocoa Processing and private equity investments continued to improve.

► Financial Highlights

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED		
	6/30/04	6/30/03	% CHANGE	6/30/04	6/30/03	% CHANGE
Net sales and other operating income	$ 9,685,969	$ 8,048,226	20%	$ 36,151,394	$ 30,708,033	18%
Segment operating profit	$ 267,617	$ 230,227	16%	$ 1,561,011	$ 1,009,912	55%
Net earnings (loss)	$ (103,061)	$ 95,020	-208%	$ 494,710	$ 451,145	10%
Earnings (loss) per share	$ (.16)	$ .15	-207%	$ .76	$ .70	9%
Average number of shares outstanding	650,279	644,611	1%	647,698	646,086	-

> *"2004 was a year characterized by extreme volatility and difficult business conditions for global agribusiness. In addition, during this past quarter, ADM settled its remaining significant litigation exposures. Despite these challenges, we reported record operating profits for the fiscal year and a solid improvement in full year earnings. ADM is today strongly positioned to meet the needs of its global customers and deliver value to its shareholders."*
>
> G. Allen Andreas, Chairman and Chief Executive

Discussion of Operations

Net earnings for the year ended June 30, 2004 were $ 495 million, or $ .76 per share, compared to $ 451 million, or $ .70 per share, last year. Results for the quarter ended June 30, 2004 were a loss of $ 103 million, or $ .16 per share, compared to earnings of $ 95 million, or $ .15 per share, last year. The quarter and year ended June 30, 2004 includes a $ 400 million charge ($ 252 million after tax, or $ .39 per share) related to the settlement of fructose litigation.

Segment operating profit increased $ 37 million to $ 268 million for the quarter and increased $ 551 million to $ 1.56 billion for the year as operating profit improvements were realized in all major segments except the Oilseed Processing segment. Oilseed Processing operating results declined to a loss of $ 15 million for the quarter and earnings of $ 291 million for the year as Chinese contract defaults in the fourth quarter had a significant impact on global oilseed markets which negatively impacted our oilseeds operation. Corn Processing operating earnings increased to $ 150 million for the quarter and $ 661 million for the year as Bioproducts results improved due to increased volumes and selling prices of alcohol and lysine product categories which more than offset higher net corn costs. Earnings of Sweetener and Starch products declined for the quarter as increased net corn costs more than offset improved volumes and selling prices. For the year, Sweetener and Starch earnings improved due to increased volumes and selling prices. Agricultural Services' balanced global grain and marketing system continued its strong performance resulting in improved operating profits. Other segment operating profit increased to $ 88 million for the quarter and $ 359 million for the year as Food and Feed Ingredient earnings increased due to improved operating results of wheat processing and cocoa processing operations. In addition, financial operations increased primarily due to improved results of our private equity fund investments. Corporate expense for the quarter increased $ 328 million to $ 426 million due principally to the $ 400 million fructose litigation settlement partially offset by a $ 42 million credit due to changing commodity prices on LIFO inventory valuations and an increase of $ 10 million in security gains. For the year, corporate expense increased $ 464 million due primarily to the $ 400 million fructose litigation settlement and an increased charge of $ 104 million due to changing commodity price effects on LIFO inventory valuations partially offset by increased security gains of $ 24 million.

Fiscal 2004 fourth quarter includes a $ 400 million ($ 252 million after tax, equal to $ .39 per share) charge for the fructose litigation settlement, $ 10 million ($ 6 million after tax, equal to $ .01 per share) of asset abandonment charges and $ 12 million ($ 8 million after tax, equal to $ .01 per share) of security gains. Last years fourth quarter included $ 13 million ($ 8 million after tax, equal to $ .01 per share) of asset abandonment charges and $ 2 million ($ 1 million after tax) of security gains. Fiscal 2004 twelve month results includes a $ 400 million ($ 252 million after tax, equal to $ .39 per share) charge for the fructose litigation settlement, $ 51 million ($32 million after tax, equal to $ .05 per share) of asset abandonment charges, a $ 21 million ($ 13 million after tax, equal to $ .02 per share) gain from an insurance-related lawsuit pertaining to the flood of 1993 and $ 24 million ($ 15 million after tax, equal to $ .02 a share) of security gains. Fiscal 2003 twelve month results include $ 13 million ($ 8 million after tax, equal to $ .01 per share) of asset abandonment charges, a $ 28 million ($ 17 million after tax, equal to $ .03 per share) gain from partial settlements of the Company's claims related to vitamin antitrust litigation, and an $ 11 million ($ 7 million after tax, equal to $ .01 per share) charge related to the company's global settlement with the EPA.

The Company has changed its reportable segments to reflect how the Company now manages its businesses and to reflect the activities of the Company as viewed by the Company's chief operating decision maker. The Company's Corn Processing segment now includes all of the Company's fermentation activities, including operations such as Specialty Feed Ingredients that was previously classified in Other. The results of the Corn Processing segment are presented as two classes of products: Sweeteners & Starches and Bioproducts. Additionally, the Company will present two sub-categories of Other: Food & Feed Ingredients and Financial. Prior periods segment information has been reclassified to conform to the new presentation. Attached to this release are restated segment operating profit disclosures for each quarter in the fiscal years ended June 30, 2004 and 2003.

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast to discuss fourth quarter results at 10:00 a.m. Central Daylight Time on July 30, 2004. To listen by phone, dial 888-639-3004 or 706-679-8315, no access code is required. Digital replay of the call will be available for fourteen days beginning on July 30, 2004 approximately 2 hours after the call and ending on August 13, 2004 at 10:59 p.m. CDT. To access this replay, dial 800-642-1687 or 706-645-9291 and enter access code: 8533881. To listen to a live broadcast via the Internet go to: http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ADM&script=1010&item_id=825235. A replay of the Web cast will be available for 10 days on the www.admworld.com Web site.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 260 processing plants and net sales for the fiscal year ended June 30, 2004 of $36.2 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President, Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended June 30,		Twelve months ended June 30,	
	2004	2003	2004	2003
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 9,685,969	$ 8,048,226	$ 36,151,394	$ 30,708,033
Cost of products sold	9,182,712	7,646,306	34,003,070	28,980,895
Gross profit	503,257	401,920	2,148,324	1,727,138
Selling, general and administrative expenses	652,695	254,127	1,401,833	947,694
Other expense – net	8,695	14,897	28,480	148,471
Earnings (loss) before income taxes	(158,133)	132,896	718,011	630,973
Income taxes	(55,072)	37,876	223,301	179,828
Net earnings (loss)	$ (103,061)	$ 95,020	$ 494,710	$ 451,145
Basic and diluted earnings (loss) per common share	$ (.16)	$ .15	$ .76	$ .70
Average number of shares outstanding	650,279	644,611	647,698	646,086
Other expense – net consists of:				
Interest expense	$ 82,142	$ 86,853	$ 341,991	$ 359,971
Investment income	(26,828)	(29,469)	(116,352)	(121,887)
Net (gain) loss on marketable securities Transactions	(12,271)	(2,341)	(23,968)	363
Equity in (earnings) losses of unconsolidated affiliates	(39,263)	(36,336)	(180,716)	(65,991)
Other – net	4,915	(3,810)	7,525	(23,985)
	$ 8,695	$ 14,897	$ 28,480	$ 148,471
Operating profit (loss) by segment is as follows:				
Oilseeds Processing [1]	$ (15,491)	$ 82,612	$ 290,732	$ 337,089
Corn Processing				
Sweeteners and Starches [1] [3]	62,155	71,048	318,369	228,227
Bioproducts [1]	87,897	18,442	342,578	130,473
Total Corn Processing	150,052	89,490	660,947	358,700
Agricultural Services [1] [3]	44,852	13,526	249,863	92,124
Other				
Food and Feed Ingredients [1] [4]	58,260	27,953	260,858	212,507
Financial	29,944	16,646	98,611	9,492
Total Other	88,204	44,599	359,469	221,999
Total segment operating profit	267,617	230,227	1,561,011	1,009,912
Corporate [1] [2] [3] [5]	(425,750)	(97,331)	(843,000)	(378,939)
Earnings (loss) before income taxes	$ (158,133)	$ 132,896	$ 718,011	$ 630,973

[1] Fiscal 2004 fourth quarter results include a charge for abandonment and write down of long-lived assets of: Oilseeds Processing ($1 million), Other - Food and Feed Ingredients ($9 million). Fiscal 2004 twelve month results include a charge for abandonment and write down of long-lived assets of: Oilseeds Processing ($4 million), Corn Processing – Sweeteners and Starches ($1 million), Corn Processing – Bioproducts ($14 million), Agricultural Services ($5 million), Other – Food and Feed Ingredients ($12 million), and Corporate ($14 million). Fiscal 2003 twelve month results include a charge for abandonment and write down of long-lived assets of: Oilseeds Processing ($7 million) and Other – Food and Feed Ingredients ($ 6 million).

[2] Fiscal 2004 fourth quarter and twelve months results include a $400 million charge for the settlement of fructose litigation.

[3] Fiscal 2004 twelve months results include a gain from an insurance-related lawsuit of: Corn Processing ($15 million), Agricultural Services ($2 million), and Corporate ($4 million).

[4] Fiscal 2003 twelve months results include partial settlements of the Company's claims related to vitamin antitrust litigation of $28 million.

[5] Fiscal 2003 twelve months results include a charge related to the Company's global settlement with the EPA of $11 million.

July 30, 2004

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	June 30, 2004	June 30, 2003
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 5,520,066	$ 4,584,756
Property, plant and equipment	5,254,738	5,468,716
Investments in and advances to affiliates	1,832,619	1,763,453
Long-term marketable securities	1,161,388	818,016
Other non current assets	781,080	710,837
	$ 14,549,891	$ 13,345,778
FINANCED BY		
Short-term debt	$ 1,770,512	$ 1,279,483
Long-term debt, including current maturites	3,900,670	3,903,175
Deferred liabilities	1,180,493	1,093,923
Shareholders' equity	7,698,216	7,069,197
	$ 14,549,891	$ 13,345,778

SUMMARY OF CASH FLOWS
(unaudited)

	Twelve Months Ended June 30	
	2004	2003
	(in thousands)	
Operating activities		
Net earnings	$ 494,710	$ 451,145
Depreciation	685,613	643,615
Asset abandonments	50,576	13,221
Other	(212,260)	247,585
Changes in operating assets and liabilities	(985,300)	(284,134)
Total Operating Activities	33,339	1,071,432
Investing Activities		
Purchases of property, plant and equipment	(509,237)	(435,952)
Net assets of businesses acquired	(93,022)	(526,970)
Other investing activities	27,824	(98,432)
Total Investing Activities	(574,435)	(1,061,354)
Financing Activities		
Long-term borrowings	4,366	517,222
Long-term debt payments	(32,381)	(315,319)
Net borrowings under lines of credit	483,764	281,669
Purchases of treasury stock	(4,113)	(101,212)
Cash dividends	(174,109)	(155,565)
Proceeds from exercises of stock options	38,817	1,971
Total Financing Activities	316,344	228,766
Increase (decrease) in cash and cash equivalents	(224,752)	238,844
Cash and cash equivalents beginning of period	764,959	526,115
Cash and cash equivalents end of period	$ 540,207	$ 764,959

ARCHER DANIELS MIDLAND COMPANY
OPERATING PROFIT (LOSS) BY SEGMENT (AS RESTATED)
(unaudited)

	Quarter Ended				Fiscal Year
	09/30/03	12/31/03	03/31/04	06/30/04	2004
Oilseeds Processing	$ 67,830	$ 120,883	$ 117,510	$ (15,491)	$ 290,732
Corn Processing					
Sweeteners and Starches	88,860	75,812	91,542	62,155	318,369
Bioproducts	18,437	96,295	139,949	87,897	342,578
Total Corn Processing	107,297	172,107	231,491	150,052	660,947
Agricultural Services	42,849	106,335	55,827	44,852	249,863
Other					
Food and Feed Ingredients	59,998	72,569	70,031	58,260	260,858
Financial	18,601	23,217	26,849	29,944	98,611
Total Other	78,599	95,786	96,880	88,204	359,469
Total segment operating profit	296,575	495,111	501,708	267,617	1,561,011
Corporate	(78,921)	(175,082)	(163,247)	(425,750)	(843,000)
Earnings (loss) before income tax	$ 217,654	$ 320,029	$ 338,461	$ (158,133)	$ 718,011

	Quarter Ended				Fiscal Year
	09/30/02	12/31/02	03/31/03	06/30/03	2003
Oilseeds Processing	$ 76,374	$ 102,724	$ 75,379	$ 82,612	$ 337,089
Corn Processing					
Sweeteners and Starches	61,643	41,919	53,617	71,048	228,227
Bioproducts	28,116	35,344	48,571	18,442	130,473
Total Corn Processing	89,759	77,263	102,188	89,490	358,700
Agricultural Services	40,113	34,959	3,526	13,526	92,124
Other					
Food and Feed Ingredients	43,415	94,399	46,740	27,953	212,507
Financial	(9,715)	(11,976)	14,537	16,646	9,492
Total Other	33,700	82,423	61,277	44,599	221,999
Total segment operating profit	239,946	297,369	242,370	230,227	1,009,912
Corporate	(84,442)	(108,527)	(88,639)	(97,331)	(378,939)
Earnings before income tax	$ 155,504	$ 188,842	$ 153,731	$ 132,896	$ 630,973